UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

REVOLUTIONS MEDICAL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76154Q106

(CUSIP Number)

Carebourn Capital, LP

c/o Chip Rice, Managing Member

8700 Blackoaks Lane North

Maple Grove, MN 55311

(612) 889-4671

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carebourn Capital, L.P.(1) EIN# 26-4658563
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC – Conversion of Promissory Notes
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power(2)(3) 11,524,169
Shares Beneficially Owned by Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 11,524,169
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2)(3) 11,524,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.69%(2)(3)
14.	Type of Reporting Person (See Instructions) PN

(1) Chip Rice is the sole partner and owner of Carebourn Capital, L.P.

(2) Carebourn Capital, L.P. beneficially owns 11,524,169 shares of common stock of Revolutions Medical Corporation, par value $0.001, representing approximately 9.69% of the outstanding shares of Common Stock of the Issuer. In May 2014, the reporting person entered into a Convertible Note Purchase Agreement with a debt/note holder of the Issuer in which it acquired convertible debt of the Issuer. 9,647,529 shares of Common Stock reported herein were issued pursuant to a Notice of Conversion dated May 15, 2014. On April 30, 2014, the reporting person acquired an additional 1,876,640 shares for a total purchase price of $16,139.

(3) This ownership percentage is calculated based on 118,900,004 shares of common stock as of April 14, 2014, as disclosed in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on April 18, 2014.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chip Rice(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power(2)(3) 11,524,169
Shares Beneficially Owned by Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 11,524,169
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2)(3) 11,524,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.69%(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Chip Rice is the sole partner and owner of Carebourn Capital, L.P.

(2) Carebourn Capital, L.P. beneficially owns 11,524,169 shares of common stock of Revolutions Medical Corporation, par value $0.001, representing approximately 9.69% of the outstanding shares of Common Stock of the Issuer. In May 2014, the reporting person entered into a Convertible Note Purchase Agreement with a debt/note holder of the Issuer in which it acquired convertible debt of the Issuer. 9,647,529 shares of Common Stock reported herein were issued pursuant to a Notice of Conversion dated May 15, 2014. On April 30, 2014, the reporting person acquired an additional 1,876,640 shares for a total purchase price of $16,139.

(3) This ownership percentage is calculated based on 118,900,004 shares of common stock as of April 14, 2014, as disclosed in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on April 18, 2014.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of REVOLUTIONS MEDICAL CORPORATION, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 670 Marina Drive, 3rd Floor, Charleston, SC 29492

Item 2. Identity and Background.

(a)	This statement is being filed on behalf of Carebourn Capital, L.P., a Delaware Partnership and its sole partner and owner Chip Rice (each of the foregoing, a “Reporting Person” and collectively, “Reporting Persons”).

(b)	The address of the principal business of the Reporting Persons is Carebourn Capital, L.P., 8700 Blackoaks Lane North, Maple Grove, MN 55311

(c)	The principal business of Carebourn Capital, L.P. is that of making investments. Chip Rice is the sole partner and owner of Carebourn Capital, L.P.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Carebourn Capital, L.P. is organized under the laws of Delaware. Chip Rice is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 11,524,169 of the shares of common stock being reported were attributable to the conversion of the Issuer’s convertible debt and a cash purchase. On April 30, 2014, the reporting person acquired an additional 1,876,640 shares for a total purchase price of $16,139. All of the shares of common stock beneficially held by the reporting person were paid for with working capital of Carebourn Capital, L.P. Carebourn Capital, L.P. acquired the conversion shares of Common Stock owned as of the date hereof pursuant to a private debt purchase transaction in May 2014, and subsequent debt conversion in May 2014.

Item 4. Purpose of Transaction.

The Reporting Person holds the Issuer’s securities for investment purposes. The Reporting Person intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock. Reporting Person does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 11,524,169 shares of Common Stock of the Issuer, representing approximately 9.69% of the outstanding shares of Common Stock. The denominator used to calculate the foregoing percentage is the number of shares of Common Stock outstanding as of April 14, 2014, as reported on the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on April 18, 2014.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Except as reported above in Item 3, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. Other than as set forth herein, Reporting Person (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2014

Carebourn Capital, L.P.

By:	/s/ Chip Rice
Name:	Chip Rice
Title:	Principal